THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

SELINA HOSPITALITY PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732)

*(the "**Company**" or "**Selina**")*

CIRCULAR

and

NOTICE OF GENERAL MEETING

Your attention is drawn to the letter from Mr Richard S. Stoddart, the Chairman of the Company, which is set out in this Circular and provides the background as to the intention of the Board (acting unanimously) to recommend that you vote in favour of the Resolutions to be proposed at the General Meeting.

Notice of the General Meeting of the Company, to be held virtually at https://meetnow.global/M7DK7KP, at 3:00p.m. London time (10:00a.m. New York time) on 26 March 2024, begins on page 8 of this Circular.

Shareholders may attend via electronic means (details of the virtual meeting invitation are included in the section titled "*Information regarding Proxy Solicitation and Voting*") or appoint a proxy and provide voting instructions in advance of the General Meeting to ensure their vote is recognised.

You will be able to participate in the General Meeting during the live webcast of the meeting by visiting https://meetnow.global/M7DK7KP and entering your 16-digit control number found on the enclosed voting form. You will be able to vote, even if you have previously submitted your proxy. If you hold Shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in the section titled "*Information regarding Proxy Solicitation and Voting*" for further information about voting your shares.

If Shareholders are unable to vote in person at the General Meeting, they are strongly encouraged to use their proxy vote. To be valid, the accompanying Form of Proxy in connection with the General Meeting should be completed, signed and returned as soon as possible and, in any event, so as to reach the Company by no later than forty-eight (48) hours prior to the scheduled start time of the meeting. Note that electronic submission of your proxy vote also must be submitted no later than forty-eight (48) hours prior to the scheduled start time of the meeting.

Certain of the resolutions that Shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the NASDAQ, the Company is incorporated under the laws of England and Wales and therefore is subject to the Companies Act 2006 (the "**Companies Act**" or the "**Act**"). The Companies Act obliges the Company to propose certain matters to shareholders for approval that generally would not be subject to periodic approval

by shareholders of companies domiciled in the United States, but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

DEFINITIONS

The following definitions apply throughout this Circular (and are incorporated by reference in the General Meeting Notice) unless the context otherwise requires:

Articles of Association	means the Company's articles of association from time to time;
Board	means the board of directors of the Company;
Circular	means this document, dated 26 February 2024, relating to the General Meeting scheduled for 26 March 2024;
Company or **Selina**	means Selina Hospitality PLC;
Companies Act or **Act**	means the Companies Act 2006;
Computershare	means Computershare Trust Company, N.A., as transfer agent for the Company, and its service agent Computershare Inc.;
Form of Proxy	means the form of proxy which accompanies this Circular, for use in connection with the General Meeting;
General Meeting	means the General Meeting of the Company, to be held on 26 March 2024 virtually at https://meetnow.global/M7DK7KP, at 3:00p.m. London time (10:00a.m. New York time), or any adjournment thereof;
General Meeting Notice	means the notice of the General Meeting which begins on page 8 of this Circular;
NASDAQ	means The Nasdaq Global Market;
Proxy Card	means the proxy card sent to you together with this Circular;
Proxy Statement	means the proxy statement sent to you as part of this Circular;
Record Date	means 20 February 2024;
Resolutions	means the shareholder resolutions set out in the General Meeting Notice;
Shares	means the ordinary shares of the Company; and
Shareholders	means the holders of any issued and outstanding Shares.

In this Circular, references to "**USD**", "**$**" and "**US$**" are references to the lawful currency of the United States of America. All times referred to in this document are, unless otherwise stated, references to London (UK) time.

SELINA HOSPITALITY PLC

*(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the "**Company**" or "**Selina**")*

26 February 2024

Dear Shareholder,

1. General Meeting of Selina Hospitality PLC

I am pleased to invite you to our General Meeting, being held on 26 March 2024.

The purpose of this letter is to provide you with details of our upcoming General Meeting and to further explain the process for how you can be involved. We are convening the General Meeting to seek shareholder approval for elements of the fundraising and liability management transactions which were completed and announced by the Company on 26 January 2024. Given the importance of consummating these transactions for our liquidity and near-term plans, and to allow Selina to raise further capital, the Board has concluded that it is important to hold this shareholder meeting as soon as practicably possible. We therefore have decided not to consolidate the Resolutions in this Circular with the Company's annual general meeting, which will follow later in the year.

2. Authority to complete transactions

The Company announced via Reports on Form 6-K issued on 4 December 2023 and 4 January 2024 (the "**Announcements**") that the Company had agreed in principle with a steering committee comprised of noteholders holding approximately 26.0% of the outstanding indebtedness under the Indenture between the Company and Wilmington Trust, National Association, as trustee ("**Trustee**"), dated as of 27 October 2022, in respect of $147.5 million principal amount of 6.0% Convertible Senior Notes of the Company due 2026 (the "**2026 Notes**"), and Osprey Investments Limited ("**Osprey Investments**"), the investor under the strategic financing arrangements announced by the Company on 27 June 2023, to restructure the 2026 Notes (the "**Note Restructuring**") in a manner that would involve the Company exchanging the 2026 Notes held by each of the participating holders for warrants to acquire new Shares of the Company and new senior secured notes due 2029 (the "**2029 Notes**") in conjunction with (i) Osprey Investments or its affiliate agreeing to purchase $28.0 million of new Shares of the Company at a price of $0.20 per share, converting some of its existing convertible debt into equity of the Company and having the option to invest up to $20.0 million in additional funds at a price of $0.10 per share together with the participating holders of the 2026 Notes; and (ii) the Company seeking to raise an additional $20 million from investors (the "**Incremental Fundraise**"), all as described in the Announcements (the "**Transactions**").

Certain elements of the Transactions are subject to approval by the Company's shareholders, namely the issuance of a sufficient number of new Shares of the Company, on a non-pre-emptive basis, to complete the Transactions (the "**Shareholder Approval**").

The Company subsequently announced on 26 January 2024 that it had entered into definitive documentation for the Transactions, which resulted in funding commitments totalling $35.5 million from Osprey International Limited ("**Osprey**"), an affiliate of Osprey Investments, and other investors, the elimination of $52.3 million of debt and the reduction of approximately $19.9 million in cash outflow in 2024, including cash interest savings under the 2026 Notes and the two secured convertible promissory notes originally issued to Osprey Investments in June and July 2023 in the aggregate original principal amount of $15.6 million, together with the use of debt service reserve funds for payment of certain obligations owed to Inter-American Investment Corporation ("**IDB Invest**") under the Company's $50.0 million loan facility dated as of November 20, 2020 (as amended), as well as certain other deferrals and fee reductions agreed by IDB Invest.

On 26 January 2024, the Company closed the following elements of the Transactions:

- following completion of a consent solicitation process completed on 12 January 2024, holders of more than 50% of the 2026 Notes agreed to amend the 2026 Notes via a supplemental indenture executed by the Trustee on 25 January 2024;
- the completion of the Note Restructuring involving 82.1% of the 2026 Notes (excluding the Kibbutz Notes, as defined below), representing an aggregate principal amount of $109.0 million, which resulted in the issuance of the 2029 Notes in an aggregate principal amount of $65.4 million;
- the exchange of a further $14.7 principal amount of 2026 Notes (the "**Kibbutz Notes**"), formerly held by Kibbutz Holding S.a.r.l., a related party of the Company which is controlled by Rafael Museri and Daniel Rudasevski, directors of the Company and its Chief Executive Officer and Chief Growth Officer, respectively, into Shares of the Company as well as a new 6.0% convertible secured note due 2029, issued in the principal amount of $10.0 million (the "**$10m Note**"), all of which are held by Osprey;
- the two secured convertible promissory notes issued to Osprey Investments by a subsidiary of the Company, as the borrower, in June 2023 (in the original principal amount of $11.1 million, the "**June Note**") and July 2023 (in the original principal amount of $4.4 million, the "**July Note**"), were amended and the lender's interest is now held by Osprey;
- Osprey converted $4.0 million of the July Note into Shares of the Company;
- a gross amount of $20.0 million was funded to the Company on 26 January 2024 by Osprey pursuant to subscription agreements between the Company and Osprey, with an additional $8.0 million committed to be funded in phased payments following receipt of Shareholder Approval (the "**$8m Osprey Subscription**"); and
- a gross amount of $5.0 million was committed to be funded to the Company by third party investors pursuant to subscription agreements between the Company and such investors, as part of the Incremental Fundraise, and the Company entered into subscription agreements with investors for a further $2.5 million of further fundraising to be funded upon and subject to receipt of Shareholder Approval.

As part of the Transactions, the Company (i) issued to holders of 2026 Notes participating in the Note Restructuring an aggregate number of warrants to subscribe for new Shares in the capital of the Company which, subject to Shareholder Approval, would be exercisable for a maximum of 262,674,790 new Shares; and (ii) issued to Osprey an aggregate number of warrants to subscribe for 380,677,338 new Shares in the Company, subject to Shareholder Approval.

In conjunction with the Transactions, the Board has approved the implementation of a warrant exchange whereby the 7,666,566 public warrants currently held by shareholders of the Company and the 6,575,000 private placement warrants currently held by Bet on America LLC, the former sponsor of Boa Acquisition Corp., the special purpose acquisition company that merged with and into a subsidiary of the Company as part of the business combination that closed on 27 October 2022, may be exchanged for equity in the Company at a rate of one ordinary share per four warrants exchanged (the "**Warrant Exchange**"), the timing of which has not yet been determined.

In aggregate, the Company is proposing to obtain Shareholder Approval to enable the Company to allot and issue a maximum aggregate of 1,395,000,000 new Shares in connection with the Transactions and in particular:

(i) up to 445,500,000 new Shares in connection with up to $15 million of investment remaining as part of the Incremental Fundraise, the $8m Osprey Subscription and the potential investment of up to $20.0 million as part of the optional subscriptions that may be made by Osprey and/or holders of the 2029 Notes;

(ii) up to 730,300,000 new Shares relating to the future exercise of warrants held by (or to be granted to) Osprey, holders of 2029 Notes and other investors;

(iii) up to 215,600,000 new Shares for the potential future conversion into equity of the then outstanding indebtedness due under the $10m Note, the June Note and the July Note; and

(iv) up to 3,600,000 new Shares in connection with the Warrant Exchange.

We are convening the General Meeting to seek that Shareholder Approval, as outlined above.

Further details of the Transactions can be found in the SEC Filing section of the Company's website at https://investors.selina.com/financial-information/sec-filings.

3. General authority

In addition to the Shareholder Approval for the Transactions as detailed in section 2 above, we are asking our Shareholders for authority to allot up to a further 200,000,000 new Shares, with a corresponding request for authority to disapply statutory pre-emption rights in connection with the allotment of such Shares, to enable Selina to pursue further transactions to manage its liabilities, including the equitization of payables and other indebtedness of the group and/or raise additional funds on an opportunistic basis.

4. Reverse stock split (share consolidation)

The Company's shares currently are listed on NASDAQ. As announced by the Company via the Form 6-K issued on 12 September 2023, the Company received, on 8 September 2023, a written notice (the "**Notice**") from the Listing Qualifications Department of NASDAQ indicating that the Company was not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq

Listing Rule 5550(a)(2) for continued listing on NASDAQ (the "**Bid Price Requirement**"). The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price of the Company's securities for the 30 consecutive business days for the period ending 7 September 2023, the Company no longer satisfied that requirement.

The Notice provided the Company with an initial compliance period of 180 calendar days, ending on 6 March 2024, to regain compliance with the Bid Price Requirement. The Company intends to seek an extension of this compliance period, although no assurances can be given that such extension will be granted by NASDAQ. In order to regain compliance with the Bid Price Requirement, the Company proposes, subject to receipt of the necessary approval of Shareholders and as soon as practicable thereafter, to implement a reverse stock split (referred to as a share consolidation for the purposes of the Companies Act) (the "**Share Consolidation**") on a 30-to-1 basis such that each Shareholder as of a record date to be determined by the Company will receive, for every 30 existing ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each in the Company (the "**Existing Ordinary Shares**"), one new ordinary share of US$0.15192 nominal value each in the capital of the Company (the "**New Ordinary Shares**"). The New Ordinary Shares will have the same rights and be subject to the same restrictions (save as to their nominal value) as the Existing Ordinary Shares as set out in the Articles of Association. No Shareholder will be entitled to a fraction of a New Ordinary Share and instead any such entitlement will be rounded down to the nearest whole number of New Ordinary Shares. Any remaining fractional entitlements to New Ordinary Shares will be aggregated and, as is permitted by Article 25 of the Articles of Association, sold on behalf of, and for the benefit of, the relevant Shareholders or the Company (in the Board's discretion).

In addition to re-achieving compliance with the Bid Price Requirement, the Board anticipates that completion of the Share Consolidation should improve the marketability of the Shares through a higher share price and the Board hopes that it also will reduce volatility in the price of the Shares. In accordance with the Companies Act, the Share Consolidation requires approval of the Shareholders by way of an ordinary resolution and the Company proposes to seek such approval at the General Meeting.

5. General Meeting

Beginning on page 8 of this Circular is the notice convening the General Meeting to be held virtually at https://meetnow.global/M7DK7KP, at 3:00p.m. London time (10:00a.m. New York time), on 26 March 2024. At the meeting, the Resolutions will be proposed to approve the authority to allot further shares (with a disapplication of statutory pre-emption rights) and complete the Share Consolidation and matters related thereto.

6. Action to be taken

A Form of Proxy for use by Shareholders in connection with the General Meeting accompanies the notice in this Circular.

You are requested to complete and sign the relevant Form of Proxy in accordance with the instructions thereon, as well as the instructions and information provided as part of this Circular, in the section titled "*Information regarding Proxy Solicitation and Voting*". You also may submit your proxy instructions electronically in accordance with the notice, email or proxy card that you received to access the meeting. In any event, please return your proxy in accordance with the relevant

instructions as soon as possible, but in any event so as to be received by the Company by no later than forty-eight (48) hours prior to the scheduled start time of the General Meeting, which 48-hour deadline is as follows:

24 March 2024 at 3:00p.m. London time (10:00a.m. New York time)

We will notify you of any changes to this deadline that occur as a result of any adjournment of the meeting. A Form of Proxy, or electronic proxy vote, received after the deadline may be held to be invalid and therefore not counted.

Whether or not Shareholders intend to attend and vote at the General Meeting virtually, they are strongly encouraged to complete, sign and return the Form of Proxy or submit their proxy electronically. Submission of your proxy form will not affect the right of a Shareholder to attend and vote at the General Meeting should such Shareholder wish to do so.

A copy of this Circular and of each Form of Proxy is available at the following website: https://selina.gcs-web.com/.

7. Recommendation

The Board has unanimously resolved the matters contemplated by the Resolutions to be in the best interests of the Company and its Shareholders as a whole, and recommends that you vote in favour of the Resolutions to be proposed at the General Meeting.

Yours faithfully

Richard S. Stoddart

Chairman of the Board

Selina Hospitality PLC

NOTICE OF GENERAL MEETING

SELINA HOSPITALITY PLC

*(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the "**Company**" or "**Selina**")*

NOTICE

NOTICE IS HEREBY GIVEN THAT a General Meeting (the "**General Meeting**") of Selina Hospitality PLC will be held virtually at https://meetnow.global/M7DK7KP, at 3:00p.m. London time (10:00a.m. New York time) on 26 March 2024 to consider and, if thought fit, pass the following resolutions of the Company, with Resolutions 1, 2 and 3 to be proposed as ordinary resolutions and Resolutions 4 and 5 to be proposed as special resolutions.

Capitalised terms used but not defined herein shall have the meanings assigned to them in the Definitions section of the Company's circular to Shareholders dated 26 February 2024 (the "**Circular**") to which this Notice was appended, unless the context indicates otherwise.

****

A. ORDINARY RESOLUTIONS – AUTHORITY TO ALLOT SHARES AND CONSOLIDATION OF EXISTING ORDINARY SHARE CAPITAL

1. *THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot Shares in the Company up to an aggregate nominal amount of US$7,064,280.00, which shall equate to a maximum of 1,395,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3 below, such other number of ordinary shares of the Company which have an aggregate nominal value of not more than US$7,064,280.00, provided that this authority shall, unless renewed, varied or revoked, expire on 26 March 2029 save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury Shares to be sold) and the directors may allot equity securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired.*

2. *THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot Shares in the Company up to an aggregate nominal amount of US$1,012,800.00, which shall equate to a maximum of 200,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3 below, such other number of ordinary shares of the Company which have an aggregate nominal value of not more than US$1,012,800.00 provided that this authority shall, unless renewed, varied or revoked, expire on 26 March 2029 save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury Shares to be sold) and the directors may allot equity*

securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired.

3. *THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 618 of the Companies Act 2006 to exercise all powers of the Company to consolidate, with effect from such date and time to be determined by the directors, all of the then outstanding ordinary shares of the Company of US$0.005064 (rounded to six decimal places) nominal value each in the capital of the Company (the "**Existing Ordinary Shares**") into new ordinary shares of US$0.15192 nominal value each in the capital of the Company (the "**New Ordinary Shares**") on the basis of one (1) New Ordinary Share for every thirty (30) Existing Ordinary Shares, such New Ordinary Shares to have the same rights and be subject to the same restrictions (save as to their nominal value) as the Existing Ordinary Shares in the capital of the Company as set out in the Company's articles of association for the time being, provided that where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fractions shall, in accordance with article 25.2 of the Company's articles of association, be aggregated and the directors shall be and are hereby authorised to sell such fractions representing New Ordinary Shares on behalf of the relevant members of the Company for the best price reasonably obtainable, and the net proceeds of such sale shall be, in the discretion of the directors, distributed to the relevant members of the Company in due proportions or retained for the benefit of the Company.*

B. SPECIAL RESOLUTIONS – DISAPPLICATION OF STATUTORY PRE-EMPTION RIGHTS

4. *THAT, conditional on the passing of Resolution 1 and in accordance with section 570 of the Companies Act 2006, the directors be and are hereby authorised and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt to sell treasury shares) wholly for cash pursuant to any authority granted under Resolution 1 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:*

    a. *be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of US$7,064,280.00, which shall equate to a maximum of 1,395,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3 above, such other number of ordinary shares of the Company which have an aggregate nominal value of not more than US$7,064,280.00; and*

    b. *expire at midnight on 26 March 2029 (unless renewed, varied or revoked by the Company prior to or on that date),*

    save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury Shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury Shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

5. *THAT, conditional on the passing of Resolution 2 and in accordance with section 570 of the Companies Act 2006, the directors be and are hereby authorised and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt to sell treasury shares) wholly for cash pursuant to any authority granted under*

Resolution 2 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a. *be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of US$1,012,800.00, which shall equate to a maximum of 200,000,000 ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3 above, such other number of ordinary shares of the Company which have an aggregate nominal value of not more than US$1,012,800.00; and*

b. *expire at midnight on 26 March 2029 (unless renewed, varied or revoked by the Company prior to or on that date),*

save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury Shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury Shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

By order of the Board
Richard S. Stoddart
Chairman
26 February 2024

EXPLANATORY NOTES TO THE RESOLUTIONS

NOTES TO RESOLUTION 1, RESOLUTION 2 AND RESOLUTION 3 – ALLOTMENT OF SHARE CAPITAL AND CONSOLIDATION OF EXISTING SHARE CAPITAL

Resolutions 1 and 2 are ordinary resolutions which pertains to the directors' authority to allot Shares in accordance with section 551 of the Companies Act 2006. Under the Act, the directors are, with certain exceptions, unable to allot or issue Shares without being authorised by either the shareholders in a general meeting or by the Articles of Association.

If passed, Resolution 1 will authorise the directors of the Company to allot Shares in the Company and to grant rights to subscribe for, or to convert any security into, Shares in the Company up to an to an aggregate nominal amount of US$7,064,280.00, which shall equate to a maximum of 1,395,000,000 new Shares, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3, such other number of Shares of the Company which have an aggregate nominal value of not more than US$7,064,280.00. The authority granted by this resolution would, unless renewed, varied or revoked, expire on 26 March 2029. The directors are seeking approval from Shareholders to allot and issue such Shares required in connection with the restructuring of certain liabilities of the Company as further detailed in the letter from the Chairman contained in the circular to which this Notice of Meeting is attached.

If passed, Resolution 2 will authorise the directors of the Company to allot Shares in the Company and to grant rights to subscribe for, or to convert any security into, Shares in the Company up to an to an aggregate nominal amount of US$1,012,800.00, which shall equate to a maximum of 200,000,000 new Shares, or if such allotment (in whole or in part) occurs following the consolidation of the Shares by the Company as contemplated by Resolution 3, such other number of Shares of the Company which have an aggregate nominal value of not more than US$1,012,800.00. The authority granted by this resolution would, unless renewed, varied or revoked, expire on 26 March 2029. The directors are seeking approval from Shareholders to allot and issue such Shares required in connection with the restructuring of certain liabilities of the Company, as further detailed in the letter from the Chairman contained in the circular to which this Notice of Meeting is attached.

The authorities granted under Resolution 1 and Resolution 2, if they are passed, will supersede any unutilized headroom under the authority granted to the directors in August 2023 to issue up to 218,551,000 additional Shares.

Approval of Resolutions 1 and 2 by our Shareholders will satisfy Nasdaq Listing Rule 5635(d), which, subject to certain exceptions, generally requires that shareholders approve any transaction, other than a public offering, involving the issuance or sale of Shares which equals twenty per cent. (20%) or more of the then-outstanding Shares.

Resolution 3 pertains to the proposed consolidation of the Company's existing ordinary shares of US$0.005064 (rounded to six decimal places) nominal value each (the "**Existing Ordinary Shares**") into new ordinary shares of US$0.15192 nominal value each in the capital of the Company (the "**New Ordinary Shares**") (the "**Share Consolidation**"). Every thirty (30) Existing Ordinary Shares will be consolidated into one (1) New Ordinary Share, and the New Ordinary Shares will have (save as to their nominal value) the same rights attached to them and be subject to the same restrictions as set out in the Articles of Association in respect of the Existing Ordinary Shares. The rationale for the Share Consolidation is explained in further detail in the letter from the Chairman contained in the circular to which this Notice of Meeting is attached. In accordance with section 618 of the Act, the Share Consolidation requires the approval of Shareholders by way of an ordinary resolution. It is proposed that the Share Consolidation will, subject to the passing of Resolution 3, be implemented by the Company as soon as reasonably practicable following the General Meeting.

NOTES TO RESOLUTION 4 AND RESOLUTION 5 – DISAPPLICATION OF STATUTORY PRE-EMPTION RIGHTS

Resolutions 4 and 5 are special resolutions which allow the Company to issue new Shares or other equity securities without having to first offer them to its existing shareholders. These resolutions are customary for public limited companies incorporated under the laws of England and Wales, and the Company requires these resolutions to be passed in order to consummate the transactions detailed in the letter from the Chairman contained in the circular to which this Notice of Meeting is attached. Under the Act, the Company cannot issue the Shares which are issued pursuant to the authorities set out in Resolution 1 and Resolution 2 without such equity securities first being offered to the existing Shareholders in proportion to their current shareholding, unless a special resolution of the Company's Shareholders has been passed at a general meeting to disapply such pre-emption rights. A special resolution requires at least 75% of the votes cast to be voted in favour of the motion.

The Company therefore proposes that, subject to the passing of Resolution 1 and/or Resolution 2, the directors of the Company be authorised and empowered, pursuant to section 570(1) and section 573 of the Act, to issue Shares and other equity securities (within the meaning of section 560 of the Act) for cash in each case free of the restriction set out in section 561(1) of the Act. These resolutions would give the directors the ability to raise additional capital by issuing Shares or other equity securities for cash or conducting a rights issue without them first offering them to existing Shareholders in proportion to their existing shareholdings. Without this authority, the Board's ability to use share capital in order to consummate the strategic investments and restructuring of certain of its liabilities detailed in letter from the Chairman contained in the circular to which this Notice of Meeting is attached would be severely limited.

If passed, these authorities would give the directors the power to allot shares, pursuant to the authorities granted by Resolution 1 and Resolution 2, on a non-pre-emptive basis. These authorities will expire upon the expiry of the authority to allot, being 26 March 2029 (unless renewed, varied or revoked by the Company prior to or on that date).

INFORMATION REGARDING PROXY SOLICITATION AND VOTING

We have sent you this proxy statement (the "**Proxy Statement**") and enclosed the proxy card (the "**Proxy Card**") because the board of directors of Selina Hospitality PLC (the "**Company**") is soliciting your proxy to vote at the General Meeting to be held virtually at https://meetnow.global/M7DK7KP, at 3:00p.m. London time (10:00a.m. New York time) on 26 March 2024.

We are mailing the notice of the General Meeting, the Proxy Statement and the Proxy Card to our Shareholders of record as at 20 February 2024 (the "**Record Date**"). A copy of the Company's General Meeting Notice, Proxy Statement and Proxy Card are available at https://selina.gcs-web.com/.

This General Meeting will be hosted as a completely virtual meeting of shareholders, which will be conducted solely online via live webcast. You will be able to attend and participate in the General Meeting by visiting https://meetnow.global/M7DK7KP on the meeting date and at the time described in the accompanying proxy statement. There is no physical location for the General Meeting. We believe that hosting a virtual meeting will enable greater shareholder attendance and participation from any location around the world.

Instruction

Q: How can I attend the General Meeting with the ability to vote?

A: The General Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the General Meeting only if you were a shareholder of the Company as of the close of business on the Record Date ("**Registered Holder**"), or if you are a beneficial holder, hold your Shares through an intermediary, such as a depositary, bank or broker and you hold a valid legal proxy for the General Meeting ("**Beneficial Holder**"). No physical meeting will be held.

Registered Holders and Holders of Depositary Receipts

As a Registered Holder, you will be able to attend the General Meeting online by visiting https://meetnow.global/M7DK7KP and following the instructions on your Notice, Proxy Card, or on the instructions that accompanied your proxy materials. To the extent you attend and have not voted by proxy by the requisite deadline or would like to revise your vote at the meeting, you will need to submit a 'poll card' during this meeting – please see question below *"How do I vote at the meeting?"*.

To appoint a proxy using the proxy form, the form must be:

- completed and signed;
- sent or delivered (in hard copy or via email) to the Company at:

Selina Hospitality PLC
27 Old Gloucester Street

London
WC1N 3AX
United Kingdom
FAO: Jonathon Grech
companysecretary@selina.com

- received by the Company no later than 48 hours before the time for holding the meeting.

Alternatively, you may submit your proxy vote electronically by visiting www.envisionreports.com/SLNA and entering the voting control number provided to you. Electronic submissions also must be received by the Company no later than 48 hours prior to the scheduled start time of the meeting.

In the case of a shareholder which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

Beneficial Holders

Registration in Advance of the General Meeting

In order to register in advance of the meeting, you will need to submit to Computershare proof of your proxy power ("**Legal Proxy**") from your broker or bank reflecting your Shares along with your name and email address.

Requests for registration as set forth above must be labelled as "Legal Proxy" and be received no later than 10:00p.m. London time (5:00p.m New York time) on 21 March 2024. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare as follows:

By email: Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail: Computershare
Selina Hospitality PLC - Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Q: How do I vote at the meeting?

If by the meeting you have not already voted by proxy or you would like to revise your vote at the meeting, you will need to submit a 'poll card' during the meeting. The poll card can be found within the meeting portal, in the "Documents" folder at the top of the portal webpage. Please download the poll card, complete it, sign it at the end of the poll card and email a PDF copy to Selina, to companysecretary@selina.com. In order for your vote to

count, we will need to receive your completed poll card before the voting for the meeting closes, so please start voting when you are instructed to do so at the meeting. The instructions can be found on the poll card itself and poll cards submitted after the close of voting will be disregarded.

Q: Can I change my voting instructions?

A: Shareholders may change proxy instructions. If you are a Registered Holder, you may revoke your previous proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Jonathon Grech (email: companysecretary@selina.com; post: FAO Jonathon Grech, Selina Hospitality PLC, 27 Old Gloucester Street, London, WC1N 3AX, United Kingdom).

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence. If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

If you hold your Shares in 'street name', you may change or revoke your voting instructions by following the specific instructions from your relevant depositary, broker, bank or other relevant organisation holding the shares.

Q: Do I need to register to attend the General Meeting virtually?

A: Registration is only required if you are a Beneficial Holder, as set forth above.

Q: How can I vote online at the meeting?

A: If you are a Registered Holder follow the instructions on the notice, email or proxy card that you received to access the meeting.

If you are a Beneficial Holder, please see the registration options set forth above.

Q: Why are you holding a virtual meeting instead of a physical meeting?

A: We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company. We believe that hosting a virtual meeting will enable more of our Shareholders to attend and participate in the meeting since our Shareholders can participate from any location around the world with Internet access.

Q: What if I have trouble accessing the General Meeting virtually?

A: The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note that Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.

Communication

Except as provided above, shareholders who have general queries about the meeting should contact Jonathon Grech at companysecretary@selina.com or +44 (0)75 3446 0715 (no other methods of communication will be accepted).

You may not use any electronic address provided either:

- in this meeting notice; or
- any related documents (including the proxy form),

to communicate with the Company for any purposes other than those expressly stated.